Exhibit 99.1

Telesat Reports Results for the Quarter

Ended March 31, 2017

OTTAWA, CANADA, May 4, 2017 - Telesat Canada (“Telesat”) today announced its financial results for the three-month period ended March 31, 2017. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2017, Telesat reported consolidated revenues of $235 million, unchanged from the same period in 2016. During the quarter, the U.S. dollar was approximately 4% weaker against the Canadian dollar than it was during the first quarter of 2016 and, as a result, there was an unfavorable impact on the conversion of U.S. dollar denominated revenues. Excluding the impact of foreign exchange rate changes, revenue increased by 1% ($3 million) compared to the same period in 2016.

Operating expenses of $55 million for the quarter were 18% ($8 million) higher than the same period in 2016, or 20% ($9 million) higher excluding the impact of changes in foreign exchange rates. The increase in operating expenses was due to an increase in compensation and employee benefits expense arising from a special payment made during the quarter to stock option holders in connection with a return of capital of US$387 million to Telesat’s shareholders, partially offset by lower share-based compensation. Adjusted EBITDA1 for the quarter was $192 million, an increase of 1% ($1 million) compared to the same period in 2016 and an increase of 2% ($3 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the first quarter of 2017 was 81.9%, as compared to 81.3% in the same period in 2016.

Telesat’s net income for the quarter was $88 million compared to net income of $237 million for the quarter ended March 31, 2016. The $149 million difference was the result of a lower non-cash gain on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars partially offset by favorable changes in the fair value of financial instruments in the first quarter of 2017.

“I am pleased with our performance in the first quarter,” commented Dan Goldberg, Telesat’s President and CEO. “Compared to the same period last year, we achieved modest growth in revenue, Adjusted EBITDA1 and our Adjusted EBITDA margin.1  Looking ahead, we are focused on increasing the utilization of our available in-orbit capacity, maintaining our operating discipline and executing on our key growth initiatives.”

Business Highlights

•	At March 31, 2017:

o	Telesat had contracted backlog for future services of approximately $4.1 billion.

o	Fleet utilization was 94% for Telesat’s North American fleet and 67% for Telesat’s international fleet.

o	In January, 2017, the Board of Directors approved a special cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately US $387.2 million. This distribution was made during the first quarter of 2017.

o	In February, 2017 Telesat entered into amended Senior Secured Credit Facilities which reduced the applicable margin from 3.75% to 3.0% on the then outstanding borrowings of US $2,424 million.

o	In April, 2017, Telesat announced that Erwin Hudson, one of the industry’s most accomplished executives in the field of satellite-enabled broadband networks, joined the company as Vice President, Telesat LEO. Mr. Hudson will be based at Telesat’s headquarters in Ottawa and will direct the development and implementation of Telesat’s planned advanced, high throughput, low latency, global LEO constellation.

Telesat’s report on Form 6-K for the quarter ended March 31, 2017, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, May 4, 2017, at 10:30 a.m. ET to discuss its financial results for the three-month period ended March 31, 2017. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “News & Events” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 377-0758. Callers outside of North America should dial +1 (416) 340-2218. The conference reference number is 4264736. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 4, 2017, until 11:59 p.m. ET on May 18, 2017. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 7944588 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “executing”, “maintaining”, and “development”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. An additional two prototype satellites are under construction for launch into low earth orbit (LEO) as part of Telesat’s plans to develop an advanced, global LEO satellite constellation offering low latency, high throughput broadband services. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

Telesat Canada
(Formerly Telesat Holdings Inc.)

Condensed Consolidated Statements of Income

For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2017	2016

Revenue	$234,669	$234,933
Operating expenses	(55,198)	(46,847)
	179,471	188,086
Depreciation	(56,122)	(56,285)
Amortization	(6,587)	(6,610)
Other operating losses, net	(24)	(2,504)
Operating income	116,738	122,687
Interest expense	(49,750)	(50,219)
Interest and other income	192	1,175
Gain (loss) on changes in fair value of financial instruments	12,522	(5,869)
Gain on foreign exchange	23,487	189,522
Income before tax	103,189	257,296
Tax expense	(15,206)	(19,930)
Net income	$87,983	$237,366

Telesat Canada
(Formerly Telesat Holdings Inc.)

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	March 31, 2017	December 31, 2016

Assets
Cash and cash equivalents	$290,970	$782,406
Trade and other receivables	50,699	55,639
Other current financial assets	2,502	2,548
Prepaid expenses and other current assets	47,108	61,107
Total current assets	391,279	901,700
Satellites, property and other equipment	1,889,805	1,915,411
Deferred tax assets	3,463	2,844
Other long-term financial assets	44,949	35,687
Other long-term assets	3,657	3,815
Intangible assets	828,415	832,512
Goodwill	2,446,603	2,446,603
Total assets	$5,608,171	$6,138,572

Liabilities
Trade and other payables	$33,359	$44,107
Other current financial liabilities	48,160	58,992
Other current liabilities	81,802	80,448
Current indebtedness	16,371	21,931
Total current liabilities	179,692	205,478
Long-term indebtedness	3,756,081	3,829,707
Deferred tax liabilities	464,411	471,233
Other long-term financial liabilities	76,580	81,252
Other long-term liabilities	361,598	356,861
Total liabilities	4,838,362	4,944,531

Shareholders' Equity
Share capital	152,682	658,735
Accumulated earnings	555,846	467,863
Reserves	61,281	67,443
Total shareholders' equity	769,809	1,194,041
Total liabilities and shareholders' equity	$5,608,171	$6,138,572

Telesat Canada
(Formerly Telesat Holdings Inc.)

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2017	2016

Cash flows from operating activities
Net income	$87,983	$237,366
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	56,122	56,285
Amortization	6,587	6,610
Tax expense	15,206	19,930
Interest expense	49,750	50,219
Interest income	(1,055)	(1,491)
Gain on foreign exchange	(23,487)	(189,522)
(Gain) loss on changes in fair value of financial instruments	(12,522)	5,869
Share-based compensation	899	1,745
Loss on disposal of assets	24	2,504
Other	(12,495)	(9,881)
Income taxes paid, net of income taxes received	(12,226)	(37,680)
Interest paid, net of capitalized interest and interest received	(47,824)	(22,018)
Repurchase of stock options	—	(24,658)
Operating assets and liabilities	23,434	69,279
Net cash from operating activities	130,396	164,557

Cash flows used in investing activities
Satellite programs, including capitalized interest	(36,530)	(61,692)
Purchase of other property and equipment	(3,746)	(2,466)
Purchase of intangible assets	(7,205)	(31,240)
Net cash used in investing activities	(47,481)	(95,398)

Cash flows used in financing activities
Repayment of indebtedness	(8,060)	(25,009)
Payment of debt issue costs	(42,867)	—
Return of capital to shareholders	(506,135)	—
Capital lease payments	(7)	(5)
Satellite performance incentive payments	(2,362)	(1,912)
Proceeds from exercise of stock options	77	—
Settlement of derivatives	211	—
Net cash used in financing activities	(559,143)	(26,926)

Effect of changes in exchange rates on cash and cash equivalents	(15,208)	(23,873)

(Decrease) increase in cash and cash equivalents	(491,436)	18,360
Cash and cash equivalents, beginning of period	782,406	690,726
Cash and cash equivalents, end of period	$290,970	$709,086

Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2017	2016

Net income	$87,983	$237,366
Tax expense	15,206	19,930
(Gain) loss on changes in fair value of financial instruments	(12,522)	5,869
Gain on foreign exchange	(23,487)	(189,522)
Interest and other income	(192)	(1,175)
Interest expense	49,750	50,219
Depreciation	56,122	56,285
Amortization	6,587	6,610
Other operating losses, net	24	2,504
Non-recurring compensation expenses, including severance payments and special compensation and benefit expense for executives and employees	11,865	1,160
Non-cash expense related to share-based compensation	899	1,745
Adjusted EBITDA	$192,235	$190,991

Revenue	$234,669	$234,933

Adjusted EBITDA Margin	81.9%	81.3%

End Notes

1   The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.